================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____________ TO ____________


COMMISSION FILE NUMBER 1-13011

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:


                     COMFORT SYSTEMS, USA, INC. 401(K) PLAN
                          777 POST OAK BLVD., SUITE 500
                                HOUSTON, TX 77056


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           COMFORT SYSTEMS, USA, INC.
                          777 POST OAK BLVD., SUITE 500
                                HOUSTON, TX 77056


================================================================================

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


                                      INDEX



Report of Independent Public Accountants

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

Notes to Financial Statements as of December 31, 2000 and 1999

Schedule I--Schedule of Assets (Held at End of Year) as of December 31, 2000

Schedule II--Schedule of Nonexempt Transactions for the Year Ended December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of the
Comfort Systems USA, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Comfort Systems USA, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, and nonexempt transactions for the year ended December 31, 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       ARTHUR ANDERSEN LLP


Houston, Texas
June 15, 2001

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999



                                                    2000                  1999
                                                ------------          ------------

ASSETS:
   Investments, at fair value                   $ 66,809,230          $ 44,730,229
   Employer contributions receivable               1,236,644             1,101,843
   Employee contributions receivable                 867,428               583,354
   Cash (noninterest-bearing)                         38,591                    --
                                                ------------          ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $ 68,951,893          $ 46,415,426
                                                ============          ============



   The accompanying notes are an integral part of these financial statements.

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



CONTRIBUTIONS:
   Employer                                                    $  3,308,582
   Employee                                                       8,157,282
   Rollovers                                                        744,078

INVESTMENT INCOME:
   Interest and dividends                                           657,112
   Net depreciation in fair value of investments                 (5,268,138)

TRANSFER OF ASSETS DUE TO MERGERS (Note 3)                       18,806,932
                                                               ------------

                                  Total receipts                 26,405,848

BENEFIT PAYMENTS                                                  3,843,130

ADMINISTRATIVE EXPENSES                                              26,251
                                                               ------------

                                  Total disbursements             3,869,381
                                                               ------------

NET INCREASE                                                     22,536,467

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                             46,415,426
                                                               ------------

   End of year                                                 $ 68,951,893
                                                               ============



    The accompanying notes are an integral part of this financial statement.

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1.  GENERAL AND SUMMARY OF
    SIGNIFICANT ACCOUNTING POLICIES:

General

The Comfort Systems USA, Inc. 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is qualified under the provisions of the Internal Revenue Code of 1986, as amended (the IRC). The Plan was adopted October 1, 1998, for the exclusive benefit of eligible employees of Comfort Systems USA, Inc., and adopting subsidiaries (collectively, the Company).

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Expenses

Expenses related to the administration of the Plan shall be paid from the Plan unless paid by the Company. For the year ended December 31, 2000, the Company paid for substantially all Plan expenses.

Investment Valuation and
Gains (Losses) on Investments

Investments are reported at fair market value. The Company's common stock is valued based upon the quoted market price. The pooled separate accounts and the declared rate funds are stated at fair value, as determined by the asset's trustee, by reference to published market data, if available, of the underlying assets. The CIGNA Charter Guaranteed Income Fund, which invests primarily in fixed income instruments, is fully benefit-responsive and is recorded at contract value which approximates fair value. Interest rates are declared in advance and are guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The guaranteed rate for 2000 was 5.2 percent. Realized gains (losses) on sale of investments and unrealized appreciation (depreciation) of investments are based on the value of the assets at the beginning of the Plan year or at time of purchase during the current year and are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits.

Investments

The following presents investments during 2000 and 1999, that represent 5 percent or more of the Plan's net assets:

2000-
   CIGNA Charter Balanced Fund                                                   $   5,321,220
   CIGNA Charter Growth & Income Fund                                                4,634,309
   CIGNA Charter Guaranteed Income Fund                                             15,038,749
   CIGNA Charter Large Company Stock - Growth Fund                                   8,672,440
   CIGNA Charter Large Company Stock Index Fund                                      3,922,241
   CIGNA Charter Small Company Stock - Growth Fund                                   5,567,917
   CIGNA Fidelity Advisor Equity Growth Fund                                         3,647,929
   CIGNA INVESCO Dynamics Fund                                                       6,207,017
   CIGNA Janus Worldwide Fund                                                        5,606,116

1999-
   CIGNA Charter Balanced Fund                                                       6,817,130
   CIGNA Charter Guaranteed Income Fund                                              8,790,374
   CIGNA Charter Large Company Stock - Growth Fund                                   9,506,930
   CIGNA Charter Large Company Stock Index Fund                                      2,836,960
   CIGNA INVESCO Dynamics Fund                                                       4,744,227
   CIGNA Janus Worldwide Fund                                                        3,069,226

During 2000, the Plan's investments depreciated in value by $5,268,138 as follows:

Pooled separate accounts                          $  (4,484,360)
Common stock                                           (783,778)
                                                  -------------

                                                  $  (5,268,138)
                                                  =============


2.  SUMMARY OF PLAN:

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

Eligibility and Contributions

Prior to July 1, 2000, each employee (a) who was not covered by a collective bargaining agreement or (b) who was not a nonresident alien, with no U.S. income, became an eligible employee with respect to making elective deferrals and sharing in the adopting subsidiary's matching and/or discretionary contributions as of the enrollment date coinciding with or next following the date on which he or she has completed one year of eligibility service, as defined. Effective July 1, 2000, the Plan was amended so that employees will become eligible on the first day of each Plan-year quarter coinciding with or next following his or her hire date. With respect to eligibility to share in the adopting subsidiary's matching and/or discretionary contributions, the eligibility service remained at one year. Certain adopting subsidiaries are granted prior service for employment prior to the adopting subsidiary acquisition.

Participants may contribute on a pretax basis up to 15 percent of their compensation, as defined, per Plan year, up to the maximum deferrable amount allowed under the IRC of $10,500 for 2000.

Each adopting subsidiary may make a matching contribution to the Plan in an amount equal to the percentage, determined by the adopting subsidiary, in its discretion. In addition, each adopting subsidiary may make discretionary contributions to the Plan.

Each participant's account is credited with the participant's contribution, the adopting subsidiary matching and discretionary contributions, if any, and the participant's shares of the earnings, losses and any appreciation (depreciation) of the funds invested.

Vested Retirement Benefits

A participant's vested interest in his contributions shall be at all times 100 percent. A participant's vested interest in the Company's matching and discretionary contributions allocated to his/her account shall be determined in accordance with the following schedule:

   Years of Vesting Service      Vested Interest
   ------------------------      ---------------

        Less than 1 year                  0%
        1 but less than 2                20
        2 but less than 3                40
        3 but less than 4                60
        4 but less than 5                80
        5 or more                       100

The Plan provides for a participant to be fully vested upon the earliest of (a) death, (b) permanent physical or mental disability such that he/she can no longer continue in the service of his/her employer as determined by the Plan administrator on the basis of a written certificate of a physician acceptable to it, (c) his/her normal retirement date (age 59-1/2) or (d) the date he/she attains age 55 and has completed five years of vesting service. The Plan also provides that forfeitures, if any, are treated as a reduction of the adopting subsidiary's future contributions.

Trustee

CG Trust Company is the trustee of the Plan. The trustee is the Plan's asset custodian and is responsible for receiving contributions, managing the Plan's assets and making payments to members as instructed.

Investments

Each participant in the Plan determines the allocation of his/her account balance among pooled separate accounts, a declared rate fund and Company stock. Participants may transfer all or a portion of their account balance among any of the options on a daily basis. Assets not yet allocated to participant accounts at year-end are held in a separate declared rate fund until the allocation is determined.

Loans

A participant may borrow from the Plan an amount not to exceed the lesser of (a) $50,000 or (b) 50 percent of the value of the participant's vested interest in his/her accounts.

The loans are secured by the participant's vested account balance. The loans bear interest at a reasonable rate commensurate with current interest rates. All loans will be considered an investment of the participant's account; therefore, any interest income will be credited directly to the participant's account. The repayment period shall not exceed five years, except loans for the purpose of acquiring a principal residence, which shall not exceed 10 years.

Benefits

After becoming eligible to receive a distribution, the participant may elect to receive the vested value of his/her account, net of any outstanding loans, either in a lump-sum payment or in the form of an annuity contract payable for his/her life or the joint lives of the participant and his/her spouse.

A participant who is entitled to receive a distribution must expressly consent to receive a distribution of his/her account if the account balance is greater than $5,000.

Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3.  TRANSFER OF ASSETS DUE TO MERGERS:

The Company entered into a number of business combination transactions prior to 2000. During 2000, the following plans of the acquired companies, and their respective asset values, merged into the Plan:

ACI Mechanical 401(k) Profit Sharing Plan                              $    396,617
American Mechanical 401(k) Plan                                             467,910
Armani 401(k) Plan                                                          525,983
Armani Retirement Plan                                                    2,526,186
BCM Controls Corporation 401(k) Plan                                      1,567,750
Central Mechanical Profit Sharing 401(k) Plan                             2,337,776
Climate Control 401(k) Plan                                               2,578,265
F & G Mechanical 401(k) Plan                                                755,823
The Fagan Company 401(k) Plan                                             3,973,387
J & J Mechanical 401(k) Plan                                                381,553
Kilgust Mechanical 401(k) Plan                                              721,781
Kuempel Service, Inc. 401(k) Profit Sharing Plan                            518,056
Plant Services 401(k) Plan                                                  945,149
Service Refrigeration 401(k) Plan                                           622,307
Standard Heating & Air Conditioning Company, Inc. 401(k) Plan               250,485
Other                                                                       237,904
                                                                       ------------
                                                                       $ 18,806,932
                                                                       ============


4.  FEDERAL INCOME TAX STATUS:

The Company is preparing the necessary documents to request a determination from the IRS stating that the Plan is designed in accordance with the applicable sections of the IRC. Pending receipt of a determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

5.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in Company common stock, pooled separate accounts and declared rate funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6.  PARTY-IN-INTEREST TRANSACTIONS:

Certain Plan investments are units of pooled separate accounts and declared rate funds managed by Connecticut General Life Insurance Company (CIGNA). CIGNA is an affiliate of the trustee and, therefore, these transactions qualify as party-in-interest transactions.

7.  NONEXEMPT TRANSACTIONS:

As reported on Schedule II, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company.

                                                                      SCHEDULE I

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000



       Identity of Issue                                   Description                              Cost     Current Value
       -----------------                                   -----------                              ----     -------------

American General Life Insurance
   Company of New York*             Cash Surrender Value of Life Insurance Policies                  (a)     $      81,084

                                    Connecticut General Life Insurance Company-
Connecticut General Life
   Insurance Company*                  Charter Balanced Fund                                         (a)         5,321,220
Connecticut General Life
   Insurance Company*                  Charter Growth & Income Fund                                  (a)         4,634,309
Connecticut General Life
   Insurance Company*                  Charter Guaranteed Income Fund                                (a)        15,038,749
Connecticut General Life
   Insurance Company*                  Charter Guaranteed Short Term Securities Fund                 (a)           133,436
Connecticut General Life
   Insurance Company*                  Charter Large Company Stock -
                                         Growth Fund                                                 (a)         8,672,440
Connecticut General Life
   Insurance Company*                  Charter Large Company Stock Index Fund                        (a)         3,922,241
Connecticut General Life
   Insurance Company*                  Charter Large Company Stock Value I Fund                      (a)         3,401,588
Connecticut General Life
   Insurance Company*                  Charter Small Company Stock -
                                         Growth Fund                                                 (a)         5,567,917
Connecticut General Life
   Insurance Company*                  Fidelity Advisor Equity Growth Fund                           (a)         3,647,929
Connecticut General Life
   Insurance Company*                  INVESCO Dynamics Fund                                         (a)         6,207,017
Connecticut General Life
   Insurance Company*                  Janus Worldwide Fund                                          (a)         5,606,116
Connecticut General Life
   Insurance Company*                  Lifetime 20 Fund                                              (a)           527,213
Connecticut General Life
   Insurance Company*                  Lifetime 30 Fund                                              (a)           542,306
Connecticut General Life
   Insurance Company*                  Lifetime 40 Fund                                              (a)           503,281
Connecticut General Life
   Insurance Company*                  Lifetime 50 Fund                                              (a)           517,537
Connecticut General Life
   Insurance Company*                  Lifetime 60 Fund                                              (a)            69,636
Comfort Systems USA, Inc.*          Comfort Systems USA, Inc., common stock                          (a)           425,951
Comfort Systems USA, Inc. 401(k)
   Plan*                            Participant loans (interest rates ranging from 6.0% to 13.0%)    (a)         1,989,260
                                                                                                             -------------

                                                                Total                                        $  66,809,230
                                                                                                             =============


*Identified party in interest.

(a)Cost omitted for participant-directed investments.

                                                                     SCHEDULE II






                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



                         Relationship to
                         Plan, Employer                                                                            Interest
     Identity of            or Other                Description of Transactions, Including            Amount       Incurred
  Party Involved        Party in Interest       Maturity Date, Rate of Interest and Maturity          Loaned        on Loan
-------------------     -----------------    ----------------------------------------------------   -----------    --------

Comfort Systems USA,
   Inc.                 Employer             Lending of monies from the Plan to the employer
                                                (contributions not timely remitted to the Plan)
                                                as follows-
                                                  Deemed loan dated January 23, 1999, maturity of
                                                    October 12, 2000, with interest of 89.94% for
                                                    the period outstanding                          $     2,350     $   966(a)
                                                  Deemed loan dated December 22, 1999, maturity
                                                    of January 21, 2000, with interest of 17.43%
                                                    for the period outstanding                           10,975       1,339(a)
                                                  Deemed loan dated December 22, 1999, maturity
                                                    of October 13, 2000, with interest of 21.02%
                                                    for the period outstanding                              865         176(a)
                                                  Deemed loan dated January 21, 2000, maturity of
                                                    February 22, 2000, with interest of 19.64%
                                                    for the period outstanding                           15,551       3,054
                                                  Deemed loan dated January 21, 2000, maturity of
                                                    October 13, 2000, with interest of 8.02% for
                                                    the period outstanding                                  812          65
                                                  Deemed loan dated February 22, 2000, maturity
                                                    of March 2, 2000, with interest of 10.66% for
                                                    the period outstanding                                8,181         872
                                                  Deemed loan dated November 21, 2000, maturity
                                                    of November 22, 2000, with interest of .02%
                                                    for the period outstanding                          708,740         142
                                                  Deemed loan dated November 21, 2000, maturity
                                                    of December 21, 2000, with interest of .40%
                                                    for the period outstanding                           39,137         157
                                                  Deemed loan dated November 21, 2000, maturity
                                                    of March 30, 2001, with interest of 1.84% for
                                                    the period outstanding                                9,146          52(b)

                                                                     SCHEDULE II
                                                                       Continued


                                      -2-





                         Relationship to
                         Plan, Employer                                                                            Interest
     Identity of            or Other                Description of Transactions, Including            Amount       Incurred
  Party Involved        Party in Interest       Maturity Date, Rate of Interest and Maturity          Loaned        on Loan
-------------------     -----------------    ----------------------------------------------------   -----------    --------

                                                  Deemed loan dated December 21, 2000, maturity
                                                    of January 10, 2001, with interest of 5.73%
                                                    for the period outstanding                      $     6,098     $   192(b)
                                                  Deemed loan dated December 21, 2000, maturity
                                                    of January 23, 2001, with interest of 12.43%
                                                    for the period outstanding                           15,781         674(b)
                                                  Deemed loan dated December 21, 2000, maturity
                                                    of February 1, 2001, with interest of 12.43%
                                                    for the period outstanding                            5,113         161(b)
                                                  Deemed loan dated December 21, 2000, maturity
                                                    of March 30, 2001, with interest of 11.54%
                                                    for the period outstanding                            3,327          60(b)
                                                                                                                    -------

                                                                                                                    $ 7,910(c)
                                                                                                                    =======



(a) Represents calculated interest from January 1, 2000, through the date of maturity.

(b) Represents calculated interest from the date of the loan through December 31, 2000.

(c)      The employer remitted interest to the Plan subsequent to Plan year-end.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



                                   COMFORT SYSTEMS USA, INC. 401(K) PLAN


                                   BY: /s/ J. GORDON BEITTENMILLER
                                      ----------------------------------
                                      J. Gordon Beittenmiller
                                      Executive Vice President and
                                      Chief Financial Officer of Comfort
                                      Systems USA, Inc.
                                      401(k) Investment
                                      Committee Member



                                   DATE: June 27, 2001

                                INDEX TO EXHIBIT


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------

23.1                       Consent of Independent Public Accountants